As filed with the Securities and Exchange Commission on December 3, 2008

Registration No. 333-_________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA DIRECT, INC.
(Exact name of registrant as specified in its charter)

Florida	13-3876100
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

431 Fairway Drive, Suite 200, Deerfield Beach, Florida	33441
(Address of Principal Executive Offices)	(Zip Code)

China Direct, Inc. 2008 Non-Executive Stock Incentive Plan 2006 Equity Compensation Plan
(Full title of plan)

__________________________________

Lazarus Rothstein
Vice President and General Counsel
China Direct, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida  33441
(954) 363-7333
(Name, address, telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

__________________________________

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.0001 per share (1)	3,000,000	$1.60	$4,800,000	$188.64
Common stock, par value $0.0001 per share(2)	381,250	1.60	610,000	23.97
Total	3,381,250		$5,410,000	$212.61

(1)  This Registration Statement covers 3,000,000 shares of the Registrant's Common Stock which have been authorized for issuance under the China Direct, Inc. 2008 Non-Executive Stock Incentive Plan;

(2)  This Registration Statement covers 381,250 shares of the Registrant's Common Stock which have been authorized for issuance under Registrant’s 2006 Equity Compensation Plan.

(3)  Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Registrant's common stock as reported on December 1, 2008 in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended.

INTRODUCTORY STATEMENT

This registration statement relates to two separate prospectuses.  The first prospectus relates to future issuances to China Direct, Inc. (the “Company”) employees, directors, consultants and others of up to 3,000,000 shares of the Company’s common stock, $0.0001 par value, per share (the “Common Stock”) pursuant to the Company’s 2008 Non-Executive Stock Incentive Plan (the “2008 Non-Executive Plan”).

This registration statement also includes a reoffer prospectus that relates to the reoffer or resale of any shares of the Company’s Common Stock that have been previously issued under the 2008 Non-Executive Stock Incentive Plan and that are issuable upon the exercise of stock options awarded under the 2006 Equity Compensation Plan (the "2006 Equity Plan”).

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information required by Part I of Form S-8 have been or will be sent or given to the participants in the Plans being registered hereby as specified by Rule 428(b)(1) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and such documents taken together with the documents incorporated by reference in this registration statement shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. Pursuant to Rule 428 of the Securities Act, such documents are not required to be filed with the Securities and Exchange Commission as part of this registration statement or as an Exhibit hereto.

PROSPECTUS

CHINA DIRECT, INC.

607,898 shares

of

Common Stock

This reoffer prospectus is a combined prospectus relating to shares of our common stock, par value $0.0001 per share (the “Common Stock”), that have been registered with the Securities and Exchange Commission (the “SEC”) and that have been or may be acquired by certain of our employees and officers (the “Selling Stockholders”) pursuant to awards made to them under our 2008 Non-Executive Stock Incentive Plan (the “2008 Non-Executive Plan”) and our 2006 Equity Compensation Plan (the “2006 Equity Plan”) (the 2008 Non-Executive Plan and the 2006 Equity Plan are hereinafter referred to as the “Plans”). The shares of Common Stock relating to the 2008 Non-Executive Plan and the 2006 Equity Plan issuable to the Selling Stockholders have been registered with the SEC on the registration statement on Form S-8 of which this reoffer prospectus is filed as a part.

The Selling Stockholders are offering and selling up to 607,898 shares (the “Shares”) of Common Stock that have been or hereafter may be acquired by the Selling Stockholders pursuant to awards under the Plans, including 226,648 restricted shares of Common Stock pursuant to awards made to them under our 2008 Non-Executive Plan and 381,250 shares of Common Stock that have been or hereafter may be acquired by such Selling Stockholders upon the exercise of options to purchase Common Stock pursuant to awards made to them under our 2006 Equity Plan. We will not receive any proceeds from the sale of the Shares. However, we will receive proceeds, if any, from the exercise of the options granted under the Plans.

The Selling Stockholders may offer their Shares through public or private transactions, in the over-the-counter markets or on any exchanges on which our Common Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The Selling Stockholders may engage brokers or dealers who may receive commissions or discounts from the Selling Stockholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

Our Common Stock is listed on the NASDAQ Global Market under the symbol "CDS".  On December 1, 2008, the closing price of our common stock was $1.48 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE MAKING A DECISION TO PURCHASE OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 3, 2008

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus or of any securities registered hereunder.

When used herein, "China Direct", "we", "us" or "our" refers to China Direct, Inc., a Florida corporation, and our subsidiaries.

THE COMPANY

We are a management and advisory services organization which owns and consults with business entities operating in the People’s Republic of China (“PRC”). We operate in two primary divisions: (i) Management Services and (ii) Advisory Services. Our Management Services division acquires controlling interest in Chinese business entities which we consolidate as either our wholly or majority owned subsidiaries. Through this ownership control, we provide management advice as well as investment capital, enabling these subsidiaries to successfully expand their businesses. Our Advisory Services division provides consulting services to Chinese entities seeking access to the U.S. capital markets. As of the date of this prospectus, our Management Services division oversees 14 subsidiaries in various industries with over 2,100 employees in the PRC. Our Advisory Services division currently has five clients which trade publicly in the U.S. markets.

Within our two divisions, we maintain and report three business segments as defined in SFAS No. 131 after giving effect to our decision to exit the clean technology segment during this period:

Magnesium segment,
	Basic Materials segment, and
	Consulting segment.

Our Magnesium segment is currently our largest segment by revenue, assets and number of portfolio companies. Magnesium is used in a variety of markets and applications due to the physical and mechanical properties of the element and its alloys. Global production of magnesium was estimated to be approximately 755,000 metric tons in 2007. China represents approximately 80% of the global production of magnesium. We currently have eight portfolio companies in our Magnesium segment.

Our Basic Materials segment includes the sale and distribution of industrial grade synthetic chemicals consisting primarily of: glacial acetic acid and acetic acid derivatives, acrylic acid and acrylic ester, vinyl acetate-ethylene (“VAE”) and polyvinyl alcohol (“PVA”). In addition, through our subsidiary CDI (Beijing) International Trading Co., Ltd, we are engaged in the distribution of wood and steel products primarily to companies engaged in industrial and civil construction projects in the PRC. We started construction at CDI Jixiang Metal Co., Ltd. which we expect to complete in the first quarter of 2009 and are awaiting an independent valuation of the ore deposits at this location.

Our Consulting segment provides services to Chinese entities seeking access to the U.S. capital markets. These services include general business consulting, Chinese regulatory advice, translation services; formation of entities in the PRC, coordination of professional resources, strategic alliances and partnerships, advice on effective means of accessing U.S. capital markets, mergers and acquisitions, coordination of Sarbanes-Oxley compliance, and corporate asset evaluations.

Our Corporate Information

We were incorporated in Delaware in July 1999.  In June 2007 we domesticated the company in the State of Florida.  Our principal executive offices are located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441, and our telephone number at that address is (954) 363-7333. We maintain an Internet website at www.chinadirectinc.com .. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements other than historical information or statements of current condition and are based upon our current expectations and projections about future events. When used in this prospectus, the words ‘‘believe’’, ‘‘anticipate’’, ‘‘intend’’, ‘‘estimate’’, ‘‘expect’’, ‘‘will’’, ‘‘should’’, ‘‘may’’ and similar expressions, or the negative of such words and expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements.  These factors include, but are not limited to: continued global economic weakness which is expected to reduce demand for our products in each of our segments; our ability to acquire operating companies in China in a cost effective manner that enhance our financial condition; our need for additional financing which we may not be able to obtain on acceptable terms, the dilutive effect additional capital raising efforts in future periods may have on our current shareholders and the increased interest expense in future periods related to additional debt financing; our ability to effectively integrate our acquisitions and to manage our growth and our inability to fully realize any anticipated benefits of acquired business; the value of the equity securities we accept as compensation is subject to adjustment which could result in losses to us in future periods; the Investment Company Act of 1940 which limits the value of securities we can accept as payment for our business consulting services which may limit our future revenues; our dependence on certain key personnel; the lack various legal protections in certain agreements to which we are a party and which are material to our operations which are customarily contained in similar contracts prepared in the United States; our ability to assure that related party transactions are fair to our company; Yuwei Huang an executive officer of several of our magnesium subsidiaries is also an owner and executive officer of several companies which directly compete with our magnesium business; the risks and hazards inherent in the mining industry on the operations of our basic materials segment; the effect of changes resulting from the political and economic policies of the Chinese government on our assets and operations located in the PRC; the influence of the Chinese government over the manner in which our Chinese subsidiaries must conduct our business activities; the impact on future inflation in China on economic activity in China; the impact of any recurrence of severe acute respiratory syndrome, or SAR’s, or another widespread public health problem; the limitation on our ability to receive and use our revenues effectively as a result of restrictions on currency exchange in China; our ability to enforce our rights due to policies regarding the regulation of foreign investments in China; our ability to comply with the United States Foreign Corrupt Practices Act which could subject us to penalties and other adverse consequences; and our ability to establish adequate management, legal and financial controls in the PRC.  Most of these factors are difficult to predict accurately and are generally beyond our control.  You should consider the areas of risk described in connection with any forward-looking statements that may be made herein.  Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this report in its entirety, including the risks described in "Risk Factors."  Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.  These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

RISK FACTORS

An investment in our securities involves a significant degree of risk.  You should not invest in our securities unless you can afford to lose your entire investment.  You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our securities.  If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected and you could lose your entire investment in our company.

RISKS RELATED TO OUR BUSINESS

THE SUCCESS OF OUR BUSINESS MODEL IS DEPENDENT UPON OUR ABILITY TO ACQUIRE OPERATING COMPANIES IN CHINA. THE ACQUISITION OF NEW BUSINESSES IS COSTLY AND SUCH ACQUISITIONS MAY NOT ENHANCE OUR FINANCIAL CONDITION.

Our primary business and operational focus is on our Management Services division.  Our growth strategy is to acquire companies or controlling interests in companies that operate in China and that have services, products, technologies, industry specializations or geographic coverage that extend or complement our existing business.  The process to undertake a potential acquisition is time-consuming and costly.  We expect to expend significant resources to undertake business, financial and legal due diligence on our potential acquisition targets and there is no guarantee that we will acquire the company after completing due diligence.  The process of identifying and consummating an acquisition could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to undisclosed or potential liabilities of acquired companies.  In addition, even if we are successful in acquiring additional companies, there are no assurances that the operations of these businesses will enhance our future financial condition. To the extent that a business we acquire does not meet the performance criteria used to establish a purchase price, some or all of the goodwill related to that acquisition could be charged against our future earnings, if any.

WE MAY NEED ADDITIONAL FINANCING TO FUND ACQUISITIONS AND OUR OPERATIONS WHICH WE MAY NOT BE ABLE TO OBTAIN ON ACCEPTABLE TERMS. ADDITIONAL CAPITAL RAISING EFFORTS IN FUTURE PERIODS MAY BE DILUTIVE TO OUR THEN CURRENT SHAREHOLDERS OR RESULT IN INCREASED INTEREST EXPENSE IN FUTURE PERIODS.

We may need to raise additional working capital to continue to make acquisitions and fund our operations.  Our future capital requirements depend, however, on a number of factors, including our operations, the financial condition of an acquisition target and its needs for capital, our ability to grow revenues from other sources, our ability to manage the growth of our business and our ability to control our expenses.  If we raise additional capital through the issuance of debt, this will result in increased interest expense.  If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. As we will generally not be required to obtain the consent of our shareholders before entering into acquisition transactions, shareholders are dependent upon the judgment of our management in determining the number of, and characteristics of stock issued as consideration in an acquisition.  In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our Common Stock. We cannot assure you that we will be able to raise the working capital as needed in the future on terms acceptable to us, if at all. If we do not raise capital as needed, we will be unable to fully implement our business model, fund our ongoing operations or grow our company.

OUR MANAGEMENT MAY BE UNABLE TO EFFECTIVELY INTEGRATE OUR ACQUISITIONS AND TO MANAGE OUR GROWTH AND WE MAY BE UNABLE TO FULLY REALIZE ANY ANTICIPATED BENEFITS OF THESE ACQUISITIONS.

We are subject to various risks associated with our growth strategy, including the risk that we will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired companies.  We face particular challenges in that our acquisition strategy is based on companies located in and operating within China.  Acquired companies' histories, the geographical location, business models and business cultures will be different from ours in many respects. Even if we are successful in identifying and closing acquisitions of companies, our directors and executive management will face significant challenges in their efforts to integrate the business of the acquired companies or assets and to effectively manage our continued growth. Any future acquisitions will be subject to a number of challenges, including:

•	the diversion of management time and resources and the potential disruption of our ongoing business;
•	difficulties in maintaining uniform standards, controls, procedures and policies;
•	unexpected costs and time associated with upgrading both the internal accounting systems as well as educating each of their staffs as to the proper methods of collecting and recording financial data;
•	potential unknown liabilities associated with acquired businesses;
•	the difficulty of retaining key alliances on attractive terms with partners and suppliers; and
•	the difficulty of retaining and recruiting key personnel and maintaining employee morale.

There can be no assurance that our efforts to integrate the operations of any acquired assets or companies will be successful, that we can manage our growth or that the anticipated benefits of these proposed acquisitions will be fully realized.

THE VALUE OF THE EQUITY SECURITIES WE ACCEPT AS COMPENSATION IS SUBJECT TO ADJUSTMENT WHICH COULD RESULT IN LOSSES TO US IN FUTURE PERIODS.

Historically we have accepted equity securities of our consulting clients as compensation for services.  These securities are reflected on our balance sheet as "investment in marketable securities held for sale" and "investment in marketable securities held for sale - related party". We evaluate quarterly the carrying value of each investment for a possible increase or decrease in value.  Because we do not want to be considered an investment company, it is to our benefit to keep the carrying values of these securities as low as possible.  This quarterly evaluation may result in an adjustment to the carrying value of our investment in marketable securities which could adversely affect our operating results for the corresponding quarters in that we might be required to reduce the carrying value of these investments.  In addition, if we are unable to liquidate these securities, we will be required to write off the investments which would adversely affect our financial position.

THE INVESTMENT COMPANY ACT OF 1940 WILL LIMIT THE VALUE OF SECURITIES WE CAN ACCEPT AS PAYMENT FOR OUR BUSINESS CONSULTING SERVICES WHICH MAY LIMIT OUR FUTURE REVENUES.

We have historically accepted stock as payment for our services and will likely continue to do so in the future, but only to the extent that it does not cause us to become classified as an investment company under the Investment Company Act 1940.  To the extent that we are required to reduce the amount of stock we accept as payment for our business consulting services to avoid becoming an investment company, our future revenues from our business consulting services may substantially decline if our client companies cannot pay our fees in cash.  A reduction in the amount of our consulting fees will materially adversely affect our financial condition and results of operations in future periods.  Any future change in our fee structure for our business consulting services could also severely limit our ability to attract business consulting clients in the future.

WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL AND THE LOSS OF THESE KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational expertise of key personnel of our subsidiaries in China who perform key functions in the operation of our business as well as our U.S. based management team.  We do not exercise any substantive day to day supervision over the activities of key members of our China based management team which includes Messrs. Wuliang Zhang, Yuwei Huang and Jingdong Chen.  The loss of one or more of these key employees or our senior management, including our chief executive officer and president could have a material adverse effect upon our business, financial condition, and results of operations and the results of operations.

CERTAIN AGREEMENTS TO WHICH WE ARE A PARTY AND WHICH ARE MATERIAL TO OUR OPERATIONS LACK VARIOUS LEGAL PROTECTIONS WHICH ARE CUSTOMARILY CONTAINED IN SIMILAR CONTRACTS PREPARED IN THE UNITED STATES.

Our subsidiaries include companies organized under the laws of the PRC and all of their business and operations are conducted in China. We are a party to certain contracts related to our operations in China.   While these contracts contain the basic business terms of the agreements between the parties, these contracts do not contain certain clauses which are customarily contained in similar contracts prepared in the U.S., such as representations and warranties of the parties, confidentiality and non-compete clauses, provisions outlining events of defaults, and termination and jurisdictional clauses.  Because our contracts in China omit these customary clauses, notwithstanding the differences in Chinese and U.S. laws, we may not have the same legal protections as we would if the contracts contained these additional clauses.  We anticipate that our Chinese subsidiaries will likely enter into contracts in the future which will likewise omit these customary legal protections.  While we have not been subject to any adverse consequences as a result of the omission of these customary clauses, and we consider the contracts to which we are a party to contain all the material terms of our business arrangements with the other party, future events may occur which lead to a dispute which could have been avoided if the contracts included customary clauses in conformity with U.S. standards.  Contractual disputes which may arise from this lack of legal protection could divert management's time from the operation of our business, require us to expend funds attempting to settle a possible dispute, limit the time our management would otherwise devote to the operation of our business, and have a material adverse effect on our business, financial condition and results of operations.

FROM TIME TO TIME WE ENGAGE IN RELATED PARTY TRANSACTIONS. THERE ARE NO ASSURANCES THAT THESE TRANSACTIONS ARE FAIR TO OUR COMPANY.

From time to time our subsidiaries enter into transactions with related parties which include the payment of fees for consulting services, purchases from or sales to a related party, and advancing related parties significant sums as prepayments for future goods or services and working capital, among other transactions.  We have policies and procedures in place which require the pre-approval of loans between related parties.  Notwithstanding these policies, we cannot assure you that in every instance the terms of the transactions with related parties are on terms as fair as we might receive from or extend to third parties.

YUWEI HUANG AN EXECUTIVE OFFICER OF SEVERAL OF OUR MAGNESIUM SUBSIDIARIES IS ALSO AN OWNER AND EXECUTIVE OFFICER OF SEVERAL COMPANIES WHICH DIRECTLY COMPETE WITH OUR MAGNESIUM BUSINESS.

Mr. Yuwei Huang who serves as an executive officer of several of our Magnesium segment subsidiaries is also the Chairman of a competitor of ours, Taiyuan YiWei Magnesium Industry Co., Ltd. (“YiWei Magnesium”).  YiWei Magnesium, a minority owner of two of our Magnesium segment subsidiaries, owns interests in several other magnesium factories, a magnesium alloy factory and a magnesium powder desulphurization reagent factory, all located in China.  Due to Mr. Huang’s interest in our competitors, he is subject to certain inherent conflicts of interest and there can be no assurances that our business and operations will not be adversely impacted as a result of these conflicts.

THE OPERATIONS OF OUR BASIC MATERIALS SEGMENT ARE SUBJECT TO RISKS AND HAZARDS INHERENT IN THE MINING INDUSTRY.

Our Basic Materials segment plans to engage in the mining and processing of zinc. If we engage in the mining and processing of zinc, these operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labor force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions.  Any of these risks could result in work stoppages, delays in production, the development of properties, production commencement dates and production quantities, increased production costs and rates, damage to or destruction of mines and other production facilities, injury or loss of life, damage to property, environmental damage, and possible legal liability for such damages.

RISKS RELATED TO DOING BUSINESS IN CHINA

A SUBSTANTIAL PORTION OF OUR ASSETS AND OPERATIONS ARE LOCATED IN THE PRC AND ARE SUBJECT TO CHANGES RESULTING FROM THE POLITICAL AND ECONOMIC POLICIES OF THE CHINESE GOVERNMENT.

Our business operations could be restricted by the political environment in the PRC.  The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China.  In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations.  Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment.  Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn result in a decline in the trading price of our Common Stock.

WE CANNOT ASSURE YOU THAT THE CURRENT CHINESE POLICIES OF ECONOMIC REFORM WILL CONTINUE. BECAUSE OF THIS UNCERTAINTY, THERE ARE SIGNIFICANT ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA.

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourages private economic activity.  In keeping with these economic reform policies, the PRC has been openly promoting business development in order to bring more business into the PRC.  Because these economic reform measures may be inconsistent or ineffective, there are no assurances that:

•   the Chinese government will continue its pursuit of economic reform policies;
•   the economic policies, even if pursued, will be successful;
•   economic policies will not be significantly altered from time to time; or
•   business operations in China will not become subject to the risk of nationalization.

We cannot assure you that we will be able to capitalize on these economic reforms, assuming the reforms continue.  Because our business model is dependent upon the continued economic reform and growth in China, any change in Chinese government policy could materially adversely affect our ability to continue to implement our business model. China's economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing.  Even if the Chinese government continues its policies of economic reform, there are no assurances that economic growth in that country will continue or that we will be able to take advantage of these opportunities in a fashion that will provide financial benefit to us.

THE CHINESE GOVERNMENT EXERTS SUBSTANTIAL INFLUENCE OVER THE MANNER IN WHICH OUR CHINESE SUBSIDIARIES MUST CONDUCT OUR BUSINESS ACTIVITIES.

The PRC only recently has permitted provincial and local economic autonomy and private economic activities.  The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions of the PRC, and could require us to divest ourselves of any interest we then hold in our Chinese subsidiaries.

FUTURE INFLATION IN CHINA MAY INHIBIT ECONOMIC ACTIVITY IN CHINA.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation.  During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%.  These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  While inflation has been more moderate since 1995, high inflation in the future could cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China.  Any actions by the PRC government to regulate growth and contain inflation could have the effect of limiting our ability to grow our revenues in future periods.

ANY RECURRENCE OF SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS, OR ANOTHER WIDESPREAD PUBLIC HEALTH PROBLEM, COULD INTERRUPT OUR OPERATIONS.

A renewed outbreak of SARS or another widespread public health problem in China could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;
•	the sickness or death of our key management and employees; or
•	a general slowdown in the Chinese economy.

An occurrence of any of the foregoing events or other unforeseen consequences of public health problems could result in a loss of revenues in future periods and could impact our ability to conduct the operations of our Chinese subsidiaries as they are presently conducted.  If we were unable to continue the operations of our Chinese subsidiaries as they are now conducted, our revenues in future periods would decline and our ability to continue as a going concern could be in jeopardy.  If we were unable to continue as a going concern, you could lose your entire investment in our company.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO RECEIVE AND USE OUR REVENUES EFFECTIVELY. WE MAY NOT HAVE READY ACCESS TO CASH ON DEPOSIT IN BANKS IN THE PRC.

Because a substantial portion of our revenues are in the form of Renminbi (RMB), the main currency used in China, any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. Dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business.  In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.  At September 30, 2008 our PRC subsidiaries had approximately $12.1 million on deposit in banks in China, which represented approximately 62% of our cash.  We cannot be certain that we could have ready access to that cash should we wish to transfer it to bank accounts outside the PRC nor can we be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

WE MAY BE UNABLE TO ENFORCE OUR RIGHTS DUE TO POLICIES REGARDING THE REGULATION OF FOREIGN INVESTMENTS IN CHINA.

The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedent, unlike the common law system prevalent in the United States.  The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises.  As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter.  China's regulations and policies with respect to foreign investments are evolving.  Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published.  Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis.  The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our stated business objectives.  If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be limited which could result in a loss of revenue in future periods which could have a material adverse effect on our business, financial condition and results of operations.

FAILURE TO COMPLY WITH THE UNITED STATES FOREIGN CORRUPT PRACTICES ACT COULD SUBJECT US TO PENALTIES AND OTHER ADVERSE CONSEQUENCES.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC.  We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY ESTABLISHING ADEQUATE MANAGEMENT, LEGAL AND FINANCIAL CONTROLS IN THE PRC.

PRC companies have in some cases, been resistant to the adoption of Western styles of management and financial reporting concepts and practices, which include sufficient corporate governance, internal controls and, computer, financial and other control systems.  In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC.  As a result of these factors, we may experience difficulties in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards with future acquisitions.  Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR SECURITIES

Investing in the securities to be offered pursuant to this prospectus may involve certain risks. In addition to the below risks regarding our Common Stock, we will include a description of the material risks relating to particular securities in the prospectus supplement for those securities. You should carefully consider the important factors set forth herein and under the heading ‘‘Risk Factors’’ in the applicable supplement to this prospectus before investing in any securities that may be offered.

OUR CONTROLLING STOCKHOLDERS MAY TAKE ACTIONS THAT CONFLICT WITH YOUR INTERESTS.

As of the date of this prospectus, all of our officers and directors beneficially own approximately 58.3% of our Common Stock and will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies. The directors elected by these stockholders will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest. For example, our controlling stockholders will be able to control the sale or other disposition of our operating businesses and subsidiaries to another entity.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SUBSTANTIALLY AND YOUR INVESTMENT MAY DECLINE IN VALUE.

The market price of our Common Stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations from quarter to quarter;
•	variance in our financial performance from the expectations of market analysts;
•	conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;
•	announcements of significant acquisitions or contracts by us or our competitors;
•	loss of one or more of our significant customers;
•	legislation;
•	changes in market valuation or earnings of our competitors;
•	the trading volume of our Common Stock; and
•	general economic conditions.

In addition, the stock market in general, and the Nasdaq and the market for companies with China based operations in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry factors may materially harm the market price of our Common Stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

FUTURE SALES OF COMMON STOCK BY SOME OF OUR EXISTING STOCKHOLDERS OR HOLDERS OF OUR WARRANTS AND STOCK OPTIONS COULD CAUSE OUR STOCK PRICE TO DECLINE.

As of the date of this prospectus, our Chief Executive Officer, President and Executive Vice President – Advisory Services beneficially own approximately 58.1% of our outstanding Common Stock or options to purchase our Common Stock.  In addition, holders of our warrants have the right to purchase 4,618,312 shares of our Common Stock at prices ranging from $2.50 to $15.00 per share.  Holders of options to purchase shares of our Common Stock, including the Selling Stockholders, have the right to purchase 6,571,220 shares of our Common Stock at prices ranging from $0.01 to $56.25 per share.  Sales of such shares in the public market, as well as shares we may issue upon the exercise of outstanding options, could cause the market price of our Common Stock to decline significantly. The perception among investors that these sales may occur could produce the same effect.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A TAKEOVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of Florida law also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation’s disinterested shareholders.  In addition, our articles of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined by our Board of Director, of which 12,950 shares have been designated as our series A convertible preferred stock and the remaining 9,987,050 shares remain without designation.  Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion or voting rights that could adversely affect the voting power or other rights of our common shareholders.

RISKS RELATED TO THIS OFFERING

This prospectus permits Selling Stockholders to resell their shares of Common Stock.  If they do so, the market price for our Common Stock may fall and purchasers of our Common Stock may be unable to resell them.

THE 2006 EQUITY COMPENSATION PLAN

We have summarized below certain key provisions of the 2006 Equity Compensation Plan (the “2006 Equity Plan”). This summary may not contain all the information that is important to you. You should review the entire 2006 Equity Plan, a copy of which is included as Exhibit 10.14 to Form 8-K filed with the SEC on August 17, 2006.

Shares Available

The maximum number of shares of our Common Stock that were originally available under the 2006 Equity Plan was 10,000,000.  As of the date of this Prospectus, 9,606,750 shares are available for issuance under that plan and only 381,250 shares are covered by this Registration Statement.  No further awards will be made under the 2006 Equity Plan.

Eligibility

All employees, officers, outside directors, consultants and advisors are eligible to participate in the 2006 Equity Plan.

Administration

The administrator of the 2006 Equity Plan is the Compensation Committee of our Board of Directors (the “Committee”). The Committee has the authority to, among other things:

•	construe the 2006 Equity Plan and any award under the 2006 Equity Plan;
•	select the directors, officers, employees and non-employee service providers to whom awards may be granted and the time or times at which awards will be granted;
•	determine the number of shares of our Common Stock to be covered by or used for reference purposes for any award;
•	modify, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards;
•	impose any term, limitation or condition upon an award under the 2006 Equity Plan that the Committee deems appropriate to achieve the objective of the 2006 Equity Plan;
•	adopt rules and regulations for carrying out the 2006 Equity Plan; and
•
amend the terms and conditions of awards previously granted under the 2006 Equity Plan so long as such new terms and conditions are consistent with the terms of the 2006 Equity Plan and that if such amendment is detrimental to the participant in the 2006 Equity Plan, such participant's consent is obtained.

Types of Awards

The types of awards that may be made under the 2006 Equity Plan are stock options, stock appreciation rights, restricted stock awards, and reload options. The Committee may fix the terms of each award, including, to the extent relevant, the following: (1) exercise price for options, base price for stock appreciation rights, and purchase price, if any, for restricted stock awards, (2) vesting requirements and other conditions to exercise, (3) term and termination, (4) effect, if any, of change of control and (5) method of exercise and of any required payment by the recipient. Additional information concerning the types of awards that may be made is set forth below.

Stock Options. The Committee may grant options that are qualified as "incentive stock options" under Section 422 of the Internal Revenue Code ("ISOs") and options that are not so qualified ("Non-Qualified Options"). ISOs are subject to certain special limitations, including the following: (1) the exercise price per share may not be less than 100% of the fair market value per share of our Common Stock as of the grant date (110% of such fair market value, if the recipient owns more than 10% of the total combined voting power of all classes of our outstanding shares), (2) the term may not exceed 10 years, and (3) the recipient must be an employee of our company.

Stock Appreciation Rights. A stock appreciation right gives the holder the opportunity to benefit from the appreciation of our Common Stock over a specified base price determined by the Committee. Upon exercise of a stock appreciation right, the holder has the right to receive in respect of each share subject thereto a payment equal to the excess, if any, of: (1) the fair market value of a share of our Common Stock as of the exercise date over (2) the specified base price. At the discretion of the Committee, any required payment may be made in cash, shares of our Common Stock, or both.

Restricted Stock Awards. A restricted stock award entitles the recipient to acquire shares of our Common Stock for no consideration or for the consideration specified by the Committee. The shares will be subject to such vesting periods and other restrictions and conditions as the Committee determines.

Reload Options. Concurrently with the award of a Nonqualified Stock Option and/or Incentive Stock Option, the Committee may grant a Reload Option to enable the employee to purchase a number of shares for either cash or shares. The Reload Option becomes effective only if the employee uses Common Stock of the company owned by him for at least twelve months to purchase the shares issuable to him upon his exercise of either the underlying Non-Qualified Option or ISO.  The Reload Option is designed to replace those shares used as the purchase price, and the number of Reload Options will equal the number of shares of the company's Common Stock used by the employee to exercise the underlying option. Reload options are subject to the identical material restrictions as govern the respective Non-Qualified Options or ISOs they replace.  The Reload Option price will be the fair market value of a share of our Common Stock (110% of such fair market value, if the recipient owns more than 10% of the total combined voting power of all classes of our outstanding shares) on the date the reload option becomes effective, that is, the date on which the underlying option shall have been exercised.

Certain Corporate Transactions

If certain corporate transactions specified in the 2006 Equity Plan occur, the Committee may make appropriate or equitable adjustments to the 2006 Equity Plan and awards, including (1) the number of shares of stock that can be granted; (2) the number and kind of shares or other securities subject to any then outstanding awards and (3) the exercise price, base price, or purchase price applicable to outstanding awards under the 2006 Equity Plan.

The Committee may cancel outstanding awards, but not outstanding stock or restricted stock awards, in connection with any merger or consolidation of our company or any sale or transfer of all or part of our assets or business, or any similar event. The Committee may determine to make no compensation whatsoever for any canceled awards that are not in-the-money (as defined below) or for any canceled awards to the extent not vested. We are required to provide payment in cash or other property for the in-the-money value of the vested portion of awards that are in-the-money and that are canceled as aforesaid. Awards are in-the-money only to the extent of their then realizable market value, without taking into account the potential future increase in the value of the award (whether under Black-Scholes-type formulas or otherwise).

Term of 2006 Equity Plan

No award may be granted under the 2006 Equity Plan after the close of business on July 28, 2016, the day immediately preceding the tenth anniversary of the effective date of the 2006 Equity Plan. However, all awards made prior to such time will remain in effect in accordance with their terms.

Certain Federal Income Tax Considerations

Matters Relating to Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code places a $1,000,000 annual limit on the compensation deductible by us paid to certain of its executives. The limit, however, does not apply to "qualified performance-based compensation." We believe that awards of stock options, SARs and certain other "performance-based compensation" awards under the 2006 Equity Plan will qualify for the performance-based compensation exception to the deductibility limit.

Matters Relating to Change of Control.  The Committee may provide that the vesting of an award be accelerated upon a change of control. In such event, all or a portion of the relevant award may be deemed a "parachute payment." Under provisions of the Internal Revenue Code, (1) the recipient of an "excess parachute payments" (as defined in Section 280G of the Internal Revenue Code) would be required to pay a 20% excise tax thereon (in addition to income tax otherwise owed) and (2) the "excess parachute payment" would not be deductible to our company. If any of our executive officers is required to pay such an excise tax, we will be required to pay the executive an amount that is sufficient on an after-tax basis to offset such payment.

Non-Qualified Options. No income will be recognized by a participant upon the grant of a non-qualified option. Upon exercise, the participant will generally have ordinary income in the amount equal to the excess of the fair market value of the shares acquired over the exercise price. The income recognized by an employee participant will be subject to tax withholding. Upon a later sale of such shares, the participant will have capital gain or loss in an amount equal to the difference between the amount realized on such sale and the tax basis of the shares sold. We will be entitled to a tax deduction in the same amount as the ordinary income recognized by the participant with respect to shares acquired upon exercise of the non-qualified option.

Incentive Stock Options.  No income will be recognized by a participant upon the grant of an incentive stock option. Further, the participant will recognize no income at the time of exercise (although a participant may have income for purposes of alternative minimum tax calculations) and we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of an option. If the participant holds the acquired shares two years from the date of grant and one year from the date of exercise the entire gain (or loss) realized when the participant eventually disposes of the stock is treated as long term capital gain (or loss). If the shares are disposed of before such holding period requirements are satisfied, the participant will recognize ordinary income in an amount equal to the lesser of the difference between (1) the exercise price and the fair market value of the shares on the date of exercise or (2) the exercise price and the sales proceeds. Any remaining gain or loss will be treated as capital gain or loss. We will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the participant.

Effective Date of the 2006 Equity Plan

The 2006 Equity Plan, as to the issuance of incentive stock options, become effective on September 18, 2006.

USE OF PROCEEDS

We are registering the Shares offered by this prospectus for the account of the Selling Stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of the Shares will go to the Selling Stockholders who offer and sell their Shares. We will not receive any part of the proceeds from the sale of such Shares. We may receive proceeds of up to approximately $1,100,625 if all the options are exercised and no cashless-exercise procedure is used. We anticipate that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, options may be exercised for cash.

SELLING STOCKHOLDERS

The Selling Stockholders are persons listed in the table below who have acquired or hereafter may acquire shares of Common Stock pursuant to awards under the Plans, including 226,648 restricted shares of Common Stock and 381,250 shares of Common Stock that have been or hereafter may be acquired upon the exercise of options to purchase Common Stock. Each Selling Stockholder will receive all of the net proceeds from the sale of his or her Shares offered by this Reoffer Prospectus.

The table and notes below describe, with respect to each Selling Stockholder, as of December 1, 2008: (a) the name of the Selling Stockholder; (b) his or her relationship to us during the last three years; (c) the total number of shares of Common Stock he or she beneficially owned as of the date of this prospectus; (d) the number of Shares which he or she may offer pursuant to this prospectus; and (e) the amount and the percentage of our Common Stock that he or she would own after completion of this offering, assuming he or she disposes of all of the Shares being offered by him or her pursuant to this prospectus. The information contained in this table and notes may be amended or supplemented from time to time.

Name and Position With Us	Number of Shares Owned Prior to Offering	Number of Shares Registered Hereby	Number of Shares to Be Owned After Offering(*)

Andrew Goldrich(1)	85,300	62,250	23,050
Chaorui Lu(2)	19,000	19,000	-
Clarke Schaumann(3)	5,748	5,748	-
David Barnes(4)	17,500	5,000	12,500
Gang Liu(5)	1,200	1,200	-
George Leibowitz(6)	5,000	5,000	-
Jianje Ye(7)	15,000	3,000	12,000
Jie Wu(8)	3,000	3,000	-
Lazarus Rothstein(9)	5,700	5,700	-
Liang Xu(10)	22,000	13,000	9,000
Liangming Fang(11)	3,000	3,000	-
Lillian Wong(12)	15,000	15,000	-
Lixing Zhang(13)	22,000	13,000	9,000
Michael Anise(14)	10,000	10,000	-
Michael Feldman(15)	10,000	10,000	-
Qingchen Zhao(16)	63,000	15,000	48,000
Shaojing Guan(17)	6,000	6,000	-
Sheldon Steiner(18)	27,500	5,000	12,500
Wuliang Zhang(19)	150,000	44,000	106,000
Xiaowen Zhuang(20)	401,540	256,000	145,540
Yi Liu(21)	123,000	95,000	28,000
Yong Xia(22)	22,000	13,000	9,000
TOTAL:	1,032,488	607,898	414,590

(*)	Assumes all Shares registered under this prospectus will be sold.
(1)
The number of shares owned includes 70,300 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2011.  The number of shares to be offered includes 47,250 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2011 granted pursuant to the 2006 Equity Plan and 15,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.

(2)	The number of shares owned and offered includes 19,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(3)	The number of shares owned and offered includes 5,748 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(4)
The number of shares owned includes 12,500 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $3.00 expiring in 2011.  The number of shares offered includes 5,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.  Mr. David Barnes is a member of the board of directors.

(5)	The number of shares owned and offered includes 1,200 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(6)	The number of shares owned and offered includes 5,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan. Mr. George Leibowitz is a member of the board of directors.
(7)
The number of shares owned includes 12,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2012.  The number of shares offered includes 3,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.

(8)	The number of shares owned and offered includes 3,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(9)	The number of shares owned and offered includes 5,700 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(10)
The number of shares owned includes 9,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011.  The number of shares offered includes 3,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011 granted pursuant to the 2006 Equity Plan and 10,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.

(11)	The number of shares owned and offered includes 3,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(12)
The number of shares owned and offered 15,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $7.50 expiring in 2010 granted pursuant to the 2006 Equity Plan.

(13)
The number of shares owned includes 9,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011.  The number of shares offered includes 3,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011 granted pursuant to the 2006 Equity Plan and 10,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.

(14)	The number of shares owned and offered includes 10,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(15)
The number of shares owned and offered 10,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $7.50 expiring in 2009 granted pursuant to the 2006 Equity Plan.

(16)
The number of shares owned includes 48,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011.  The number of shares offered includes 15,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.

(17)	The number of shares owned and offered includes 6,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.
(18)
The number of shares owned includes 10,000 shares of Common Stock and 12,500 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $3.00 expiring in 2011.  The number of shares offered includes 5,000 shares of restricted Common Stock granted pursuant to the 2008 Non-Executive Plan.  Mr. Sheldon Steiner is a member of the board of directors.

(19)
The number of shares owned includes 106,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011.  The number of shares offered includes 44,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2011 granted pursuant to the 2006 Equity Plan.  Mr. Wuliang Zhang is executive vice president of our magnesium segment.

(20)
The number of shares owned includes 145,540 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2011.  The number of shares offered includes 256,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2011 granted pursuant to the 2006 Equity Plan.  Mr. Xiaowen Zhuang is general manager of CDI Shanghai Management Co., Ltd., a wholly owned subsidiary of CDI China, Inc.  Mr. Zhuang is the brother of Yuejian (James) Wang Ph.D., our CEO and Chairman.

(21)
The number of shares owned includes 28,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $2.50 expiring in 2012.  The number of shares offered includes 95,000 shares of Common Stock granted pursuant to the 2008 Non-Executive Plan.  Ms. Yi (Jenny) Liu, VP of Finance, serves as our principal accounting and financial officer.

(22)
The number of shares owned includes 9,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011.  The number of shares offered includes 3,000 shares of Common Stock underlying options to purchase Common Stock at an exercise price of $5.00 expiring in 2011 granted pursuant to the 2006 Equity Plan and 10,000 shares of Common Stock granted pursuant to the 2008 Non-Executive Plan.

Unless otherwise noted, all of the Selling Stockholders are either an employee, consultant, former employee or former consultant to us.  None of the Selling Stockholders will own more than one percent of our Common Stock at December 1, 2008 following the sale by such Selling Stockholder of all of his or her Shares of Common Stock registered under this Reoffer Prospectus.

Because the Selling Stockholders may offer all or some of their Common Stock from time to time, and none is obligated to sell any such shares, we cannot estimate the amount of the Common Stock that will be held by the Selling Stockholders after this offering. Also, this prospectus does not include awards that we may grant to the Selling Stockholders in the future. Such shares may subsequently be sold pursuant to this prospectus, as supplemented to reflect the offering of such shares for resale or in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

The Selling Stockholders may resell under this prospectus up to 607,898 Shares that have been or may be issued to the Selling Stockholders. The Selling Stockholders may sell the Shares from time to time and may also decide not to sell all the Shares they are permitted to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers. Subject to the restrictions described in this prospectus, the Shares being offered under this prospectus may be sold from time to time by the Selling Stockholders in any of the following ways:

•
through a broker or brokers, acting as principals or agents. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell our Common Stock as agent but may position and resell the block as principal to facilitate the transaction. Our Common Stock may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchase of our Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions);

•
on any national securities exchange or quotation service on which our Common Stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	in private sales directly to purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.  The Selling Stockholders may enter into option or other transactions with broker-dealers, which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

The Selling Stockholders also may loan or pledge Shares to a broker-dealer. The broker-dealer may sell the Shares so loaned, or upon a default the broker-dealer may sell the Shares so pledged, pursuant to this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of Shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving Shares. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of Shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any Shares of a Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Shares may be sold by Selling Stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such Selling Stockholder and of the participating broker-dealer(s);
•	the number of Shares involved;
•	the price at which such Shares were sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the Shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, par value $.0001 per share, 10,000,000 shares of preferred stock, par value $.0001 per share, of which 12,950 shares have been designated as Series A convertible preferred stock.  The following description of our Common Stock and our preferred stock is a summary. You should refer to our articles of incorporation and our bylaws for the actual terms of our capital stock.

Common Stock

As of December 1, 2008 there were 23,477,142 outstanding shares of our Common Stock.  Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor.  In the event of a liquidation, dissolution or winding up of our company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of Common Stock are fully paid and non-assessable.  Holders of Common Stock have no preemptive rights to purchase our Common Stock.  There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

The board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing an amendment pursuant to the applicable law of Florida, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.  Any shares of preferred stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock.  At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the Common Stock.  Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.  The board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.  We have no present plans to issue any preferred stock.

Series A Convertible Preferred Stock

As of September 30, 2008 there were 1,006.25 shares of our Series A convertible preferred stock outstanding.  The designations, rights and preferences of the Series A convertible preferred stock include:

• the stated value of each share is $1,000;
• the shares have no voting rights;
•
the shares pay quarterly dividends in arrears at the rate of 8% per annum beginning on April 1, 2008 and on each conversion date.  Subject to certain conditions, the dividends are payable at our option in cash or shares of our Common Stock valued at the lower of the conversion price or the average of the weighted average price of our Common Stock on the 10 consecutive trading days immediately preceding the dividend date;

•
each share is convertible into shares of our Common Stock at a conversion price of $7.00 per share, subject to adjustment in the event of default as specified in the Series A convertible preferred stock.  In the event of a default, the conversion price will be 90% of the lower of the conversion price or $7.45 until the default has been cured;

•
the conversion price of the Series A convertible preferred stock is subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events.  In addition, the conversion price is subject to adjustment if we issue or sell shares of our Common Stock for a consideration per share less than the conversion price then in effect, or issue options, warrants or other securities convertible or exchange for shares of our Common Stock at a conversion or exercise price less than the conversion price of the Series A convertible preferred stock then in effect.  If either of these events should occur, the conversion price is reduced to the lowest price at which these securities were issued or are exercisable;

•
the Series A convertible preferred stock are not convertible to the extent that (a) the number of shares of our Common Stock beneficially owned by the holder and (b) the number of shares of our Common Stock issuable upon the conversion of the Series A convertible preferred stock or otherwise would result in the beneficial ownership by the holder of more than 4.99% of our then outstanding Common Stock.  This ownership limitation can be increased to 9.99% by the holder upon 61 days notice to us;

•
whenever a holder converts all or any portion of the Series A convertible preferred stock, if we should redeem the shares, or if the holder requests redemption, we are required to issue the holder a number of shares a number of shares (the "Make Whole Amount”) equal to the product of the dividend rate and the stated value of the shares, subject to certain instances in which we are required to pay that amount in cash; and

• the shares are redeemable by us under certain conditions, and the holders may also require us to redeem the shares upon the occurrence of certain events.

Warrants

At December 1, 2008 we have issued and outstanding warrants to purchase a total of 4,618,312 shares of our Common Stock at exercise prices ranging from $2.50 to $15.00 per share as follows:

	Warrants Outstanding and Exercisable
		Weighted
		Average	Weighted
		Remaining	Average
Rang of		Contractual	Exercise
Exercise prices	Shares	Life (Years)	Price

$2.50	50,000	3.17	$2.50
4.00	473,750	3.04	4.00
7.50	60,000	1.64	7.50
8.00	2,050,000	4.37	8.00
10.00	1,869,562	2.99	10.00
11.00	25,000	2.52	11.00
15.00	90,000	1.64	15.00
	4,618,312	3.56	$8.49

Certain of the warrants are subject to anti-dilution protections afforded to the purchasers. In the event we were to issue any shares of Common Stock or securities convertible into or exercisable for shares of Common Stock to any third party purchaser at an exercise price per share which is less than the exercise price per warrant share without the consent of the holder of the warrant, the holder has the right to elect to retroactively substitute any term of any such other offering. This right is subject to certain limited exceptions, including strategic license agreements, mergers and similar acquisitions and certain option programs.

Transfer agent

Computer Share Trust Co., Inc. is the transfer agent for our Common Stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Lazarus Rothstein, Esq., our Vice President, General Counsel and Secretary. Mr. Rothstein beneficially owns restricted shares of our Common Stock granted under the 2008 Non-Executive Stock Incentive Plan.

EXPERTS

Our audited consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2007 and 2006 incorporated by reference in the registration statement of which this prospectus is a part have been audited by Sherb & Co., LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC.  You may read and copy any materials that we file at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers such as our company that file electronically with the SEC.  In addition, because our stock is listed for trading on the NASDAQ Global Market, you can read and copy reports and other information concerning us at the offices of the NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, New York 10006.  We maintain a website at www.chinadirectinc.com.  We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

We have filed with the SEC a registration statement on Form S-8 (of which this prospectus is a part) under the Securities Act with respect to the securities to be sold by pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.  You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus.  Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference.  You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or obtain a copy from the SEC’s website.

Our principal executive offices are located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida  33441.  Our telephone number at this location is (954) 363-7333.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.  We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of securities covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;
•	a Current Report on Form 8-K as filed on March 31, 2008;

•	a second Current Report on Form 8-K as filed on March 31, 2008;
•	a Current Report on Form 8-K as filed on April 2, 2008;
•	a Current Report on Form 8-K as filed on May 1, 2008;
•	a Current Report on Form 8-K as filed on May 8, 2008;
•	our Quarterly Report on Form 10-Q for the period ended March 31, 2008 as filed on May 8, 2008;
•	a Current Report on Form 8-K as filed on May 12, 2008;
•	a second Current Report on Form 8-K as filed on May 12, 2008;
•	a Current Report on Form 8-K as filed on May 20, 2008;
•	a Current Report on Form 8-K as filed on June 3, 2008;
•	a Current Report on Form 8-K as filed on August 7, 2008;
•	our Quarterly Report on Form 10-Q for the period ended June 30, 2008 as filed on August 7, 2008;
•	a Current Report on Form 8-K as filed on September 12, 2008;
•	a Current Report on Form 8-K as filed on September 22, 2008;
•	a Current Report on Form 8-K as filed on November 13, 2008;
•	our Quarterly Report on Form 10-Q for the period ended September 30, 2008 as filed on November 13, 2008; and
•	a Current Report on Form 8-K as filed on November 20, 2008.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in the incorporated document.  Written requests should be directed to: Corporate Secretary, China Direct, Inc., 431 Fairway Drive, Deerfield Beach, Florida 33441.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document.  Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this Registration Statement:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;
•	a Current Report on Form 8-K as filed on March 31, 2008;
•	a second Current Report on Form 8-K as filed on March 31, 2008;
•	a Current Report on Form 8-K as filed on April 2, 2008;
•	a Current Report on Form 8-K as filed on May 1, 2008;
•	a Current Report on Form 8-K as filed on May 8, 2008;
•	our Quarterly Report on Form 10-Q for the period ended March 31, 2008 as filed on May 8, 2008;
•	a Current Report on Form 8-K as filed on May 12, 2008;
•	a second Current Report on Form 8-K as filed on May 12, 2008;
•	a Current Report on Form 8-K as filed on May 20, 2008;
•	a Current Report on Form 8-K as filed on June 3, 2008;
•	a Current Report on Form 8-K as filed on August 7, 2008;
•	our Quarterly Report on Form 10-Q for the period ended June 30, 2008 as filed on August 7, 2008;
•	a Current Report on Form 8-K as filed on September 12, 2008;
•	a Current Report on Form 8-K as filed on September 22, 2008;
•	a Current Report on Form 8-K as filed on November 13, 2008;
•	our Quarterly Report on Form 10-Q for the period ended September 30, 2008 as filed on November 13, 2008; and
•	a Current Report on Form 8-K as filed on November 20, 2008.

All documents filed by the Company or the Plan under Section 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered have been sold or that deregisters the distribution of all securities then remaining unsold, will be deemed to be incorporated by reference into this Registration Statement and will be a part of this Registration Statement from the date that document was filed.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the securities has been passed upon by Lazarus Rothstein, Esq., Vice President, General Counsel and Secretary for the Company. Mr. Rothstein beneficially owns restricted shares of the Registrant’s Common Stock granted under the 2008 Non-Executive Stock Incentive Plan.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Under our articles of incorporation and bylaws, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with:

•	a breach of the director's duty of loyalty to us or our shareholders;
•	acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law;
•	a transaction from which our director received an improper benefit; or
•	an act or omission for which the liability of a director is expressly provided under Florida law.

In addition, our bylaws provide that we must indemnify our officers and directors to the fullest extent permitted by Florida law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.  The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We also maintain an insurance policy under which coverage is provided to our directors and officers to insure against certain liabilities that such persons may incur in their capacities as directors and officers of the company.

To the extent indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or control persons, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

The award of Shares of our Common Stock and Common Stock options to the Selling Stockholders was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid and the issuance of such shares, when completed, will qualify for exemption under Section 4(2) of the Securities Act of 1933 since the sale by us did not involve a public offering. The Selling Stockholders had access to information normally provided in a prospectus regarding us. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved, size of the offering, manner of the offering and number of shares awarded. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the Selling Stockholders had the necessary investment intent as required by Section 4(2) since they Group agreed to allow us to include a restrictive legend on any of the shares acquired stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering”. Based on an analysis of the above factors, we believe that we will have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the award of our Common Stock and options to purchase our Common Stock.

ITEM 8.  EXHIBITS

Exhibit Number	Exhibit
5.1	Opinion of Lazarus Rothstein, Esq., Vice President, General Counsel and Secretary. (1)
10.1
2008 Non-Executive Stock Incentive Plan (incorporated herein by reference to Appendix E filed as a part of the Company’s Proxy Statement filed with the Commission on April 30, 2008 (Commission File No. 001-33694)).

10.2	2006 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.14 filed as part of the Company’s Form 8-K filed with the Commission on August 17, 2006 (Commission File No. 000-26415)).
23.1	Consent of Sherb & Co., LLP, Independent Registered Public Accounting Firm. (1)
23.2	Consent of Lazarus Rothstein, Esq., Vice President, General Counsel and Secretary. (included in Exhibit 5.1) (1)
24	Power of Attorney (included on signature page to this Registration Statement). (1)

(1)	Filed herewith.

ITEM 9.  UNDERTAKINGS

The undersigned registrant hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent  post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any  increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range is reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the " Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply to this registration statement on Form S-8 to the extent that the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of  appropriate jurisdiction the question whether such  indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Deerfield Beach, Florida on December 3, 2008.

CHINA DIRECT, INC.

By:	/s/ Yuejian (James) Wang
Yuejian (James) Wang, Chief Executive Officer, Chairman, principal executive officer

Each person whose signature appears below hereby constitutes and appoints Yuejian (James) Wang, David Stein and Lazarus Rothstein and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ Yuejian (James) Wang	Chief Executive Officer and Chairman (Principal Executive Officer)	December 3, 2008
Yuejian (James) Wang

/s/ Yi (Jenny) Liu	Vice President, Finance, principal accounting and financial officer	December 3, 2008
Yi (Jenny) Liu,

/S/ Marc Siegel	President, Director	December 3, 2008
Marc Siegel

/S/ David Barnes	Director	December 3, 2008
David Barnes

/S/ George Leibowitz	Director	December 3, 2008
George Leibowitz

/S/ Sheldon Steiner	Director	December 3, 2008
Sheldon Steiner